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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                         American Financial Group, Inc.
                                (Name of Issuer)


                          Common Stock, $1.00 Par Value

                         (Title of Class of Securities)


                                   029090 10 7
                                 (CUSIP Number)


                             James C. Kennedy, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2538

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 12, 1995
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [X].


                                Page 1 of 5 Pages


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    CUSIP NO. 029090 10 7           13D             Page 2 of 5 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Lou Ann Flint

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

              N/A (See Item 4)

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizen

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
            SOLE VOTING POWER

              5,000,200 (See Item 5)

    8    SHARED VOTING POWER

              - - -

    9    SOLE DISPOSITIVE POWER

              5,000,200 (See Item 5)

    10    SHARED DISPOSITIVE POWER

              - - -

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

              5,000,200 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.5% (See Item 5)

    14    TYPE OF REPORTING PERSON*

              IN

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            This  Schedule 13D  is filed  on  behalf of  Lou Ann  Flint (the
    "Reporting Person").

    Item 1. Security and Issuer.

            This Statement relates to shares of Common Stock, par value $1.00 per share ("Common Stock"), of American Financial Group, Inc., an Ohio corporation ("American Financial"). The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio 45202.

    Item 2. Identity and Background.

            (a)      Lou Ann Flint
            (b)      49 East Fourth Street, Cincinnati, Ohio 45202
            (c) Executive Vice President of JLM Financial, a financial consulting firm located at 49 East Fourth Street, Cincinnati, Ohio 45202
            (d)      None
            (e)      None
            (f)      United States Citizen

    Item 3. Source and Amount of Funds or Other Consideration.

            Please see Item 4.

    Item 4. Purpose of the Transaction.

            On December 12, 1995, 5,000,000 shares of American Financial Common Stock were contributed to a trust (the "Trust") for which the Reporting Person acts as sole trustee with voting and dispositive power. The grantor of the trust is Edyth Lindner, wife of Carl H. Lindner, and the beneficiaries of the trust are Mrs. Lindner and her sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner.

            The Reporting Person considers her beneficial ownership of American Financial equity securities as an investment which the Reporting Person continues to evaluate. Although she has no present plans to do so, from time to time the Reporting Person may acquire additional American Financial equity securities or dispose of some or all of the American Financial equity securities which she owns.

            Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
    Schedule 13D.


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    Item 5. Interest in Securities of the Issuer.

            As of December 19, 1995, the Reporting Person beneficially owned 5,000,200 shares (or approximately 8.5% of the outstanding shares) of American Financial Common Stock as follows:

              Holder                        Number of Shares
             ---------------              ---------------------
             Lou Ann Flint                           200 (a)
             Trust                             5,000,000 (b)
                                          ------------------
                 Total:                        5,000,200

            (a)      Held as custodian for her minor children.
            (b)      Held as  Lou Ann Flint, Trustee  of the
                     Edyth Lindner 1995-3  Qualified Annuity
                     Trust dated 12-12-95.

            As of December 19, 1995, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving American Financial equity securities had been engaged in by the Reporting Person.

    Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

    Item 7. Material to be filed as Exhibits.

            (1) Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

            After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

    Dated:  December 21, 1995


                                      James C. Kennedy
                                      ------------------------------
                                       James C. Kennedy, As
                                       Attorney-in-Fact for:
                                         Lou Ann Flint

    (AFG-LAF.13d)


                                      - 4 -

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                                                               Exhibit 1

                                POWER OF ATTORNEY


            I, Lou Ann Flint, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of December, 1995.


                                        Lou Ann Flint
                                        -----------------------
                                        Lou Ann Flint


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